UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41965

Semilux International Ltd.

(Registrant’s Name)

4F., No. 32, Keya Rd., Daya Dist.

Central Taiwan Science Park

Taichung City 42881

Taiwan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change in Independent Registered Public Accounting Firm

On April 14, 2025, the Audit Committee of the Board of Directors of Semilux International Ltd. (the “Company”) approved the dismissal of Enrome LLP, located at 143 Cecil Street, #19-03/04 GB Building, Singapore 069542, as the Company’s independent registered public accounting firm. On the same date, the Company’s Audit Committee approved the engagement of Marcum Asia CPAs LLP, located at Seven Penn Plaza, Suite 830, New York, NY 10001, to serve as the Company’s new independent registered public accounting firm, effective immediately.

Enrome LLP’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s two most recent fiscal years and the subsequent interim period through April 14, 2025, there were no disagreements with Enrome LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Enrome LLP, would have caused them to refer to the subject matter in their audit report.

The Company has provided Enrome LLP with a copy of this disclosure and requested that they furnish a letter to the Securities and Exchange Commission stating whether or not they agree with the statements made herein. A copy of Enrome LLP’s letter will be filed by the Company as an exhibit to an amendment to this Form 6-K once received.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semilux International Ltd.

Date: April 15, 2025	By:	/s/ Yung-Peng Chang
	Name:	Yung-Peng Chang
	Title:	Chief Executive Officer